GERRISH MCCREARY SMITH, PC

Attorneys

700 Colonial Road, Suite 200
Memphis, Tennessee 38117	Greyson E. Tuck
P. O. Box 242120	Email: gtuck@gerrish.com
Memphis, Tennessee  38124-2120
Telephone:  (901) 767-0900
Facsimile:  (901) 684-2339

November 9, 2009	PERSONAL AND CONFIDENTIAL

Mr. Perry J. Hindin
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
Washington, DC 20549-3628

Re:	Citizens Financial Corp.
Schedule 13 E-3
Filed on September 25, 2009
File Number 005-82993

Dear Mr. Hindin:

Thank you for your October 29, 2009 letter providing comments on the previously filed Schedule 13E-3 for Citizens Financial Corp. in Elkins, West Virginia.  We have revised the Schedule 13E-3 and the accompanying proxy materials based on your comments.

Attached to this letter is a redlined version of the amended Schedule 13E-3, including all attachments.  I trust this will aid you in your review of our revised filing.

For ease of your review, I have set forth your comments and my response below.

Schedule 13E-3

1.
We note that you are purporting to create two classes of securities out of what is currently a single class of common stock for the purpose of taking the Company private by causing the existing Common Stock to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that the Common Stock and newly authorized Class A Common Stock are separate classes of securities under Delaware law.  The analysis should include a detailed discussion and comparison of each feature of the Common Stock and the Class A Common Stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Common Stock and the Class A Common Stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this communication (including any attachments) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (1) avoiding tax-related penalties under the U.S. Internal Revenue Code or (2) promoting, marketing or recommending to another party any transaction or tax-related matters addressed herein.

Mr. Perry Hindin	Page 2	November 9, 2009

Your requested formal opinion of counsel is attached to the Schedule 13E-3 as Exhibit C.

2.
Based on past telephone conversations with you, we understand that the Company will not be sending to shareholders the Schedule 13E-3 but instead will be sending the proxy materials filed as Exhibit 99.A. We note that the some or all of the information contained in the Schedule 13E-3 is not provided in the proxy materials. For example, but without limitation, we refer you to Items 3, 4(e), 5, 9(b) and (c) and 11(b). Please revise the proxy materials to include such disclosure in the information the Company ultimately disseminates to security holders. See Rule 13e-3(e) and (f) of the Securities Exchange Act of 1934.

We have revised the proxy materials to include all of the information contained in the Schedule 13E-3.  Specifically, we have revised the proxy materials to include:

▪
The information under Item 3 of the 13E-3 relating to the Company’s Directors, including their name and address, current principal occupation or employment, and material positions held during the past five years;

▪	The information under Item 4(e) of Schedule 13E-3 relating to unaffiliated security holders’ rights in connection with the transaction;

▪
The information contained in Item 5 of the Schedule 13E-3 relating to the Company’s business dealings with its affiliates.  This information has been specifically stated in the proxy materials as opposed to being incorporated by reference;

▪	The information under Items 9(b) and (c) relating to the Fairness Opinion and Fairness Report provided by Howe Barnes Hoefer & Arnett; and

▪	The information contained under Schedule 13E-3 Item 11(b) relating to recent stock purchases affected by Company affiliates.

3.
In addition, we note that Item 5(a) of Schedule 13E-3 incorporates by reference information set forth under Item 13 of the Company's Form 10-K for the 2008 fiscal year. Please disclose such information, as opposed to incorporating such information by reference, in the proxy materials.

Mr. Perry Hindin	Page 3	November 9, 2009

The information set forth under Item 13 of the Company’s Form 10-K for 2008 is specifically stated in the proxy materials on page 18, as opposed to being incorporated by reference.

Proxy Materials

General

4.
We note the inclusion throughout the proxy materials of a description of the rights and privileges of the Class A Common Stock and the Class B Common Stock. Please supplement such disclosure to also include a description of the rights and privileges of the Common Stock. Also consider providing such disclosure in tabular format so that holders of Common Stock can better compare the rights and privileges of each class of common stock.

The proxy materials have been amended to include a description of the rights and privileges of the existing Common Stock.  The rights and privileges of the existing Common Stock have been set forth in a format identical to the format in which the rights and privileges of the newly Class A and Class B Common Stock have been set forth.  In addition, the proxy materials now contain a table that allows a side by side comparison of the three stock classes.

Recommendation of the Board of Directors, page 6

5.
Please revise throughout the proxy materials the definition of “affiliated shareholder” to conform with the definition in Exchange Act Rule 13e-3(a)(1). Such definition is the applicable definition for the various item requirements in Schedule 13E-3 and Regulation M-A.

The proxy materials have been amended so the definition of “affiliated shareholder” conforms with definition in Exchange Act Rule 13e-3(a)(1).

Effect on Shareholders, page 28

6.
It appears that some of the disclosure in this section is responsive to Item 1013 of Regulation M-A yet does not appear in the Special Factors section of the proxy materials, as required by Exchange Act Rule 13e-3(e)(l)(ii). Please revise accordingly.

The Special Factors section of the proxy materials have been amended to include all items required by Item 1013 of Regulation M-A.  Specifically, the Special Factors section now includes a plain language discussion of the transaction’s purpose, the various alternatives considered by the Board in accomplishing the transaction, the reasons for the structure of the 13E-3 transaction, why the transaction was undertaken at this time, and the effects of the transaction on the Company and its affiliated and unaffiliated security holders.

Mr. Perry Hindin	Page 4	November 9, 2009

7.
We note the last paragraph on page 28 in the “Result” column. Please revise the disclosure to clarity with greater specificity how a holder can “establish to Citizen Financial’s satisfaction” that such holder “in fact holds greater than 825 shares.”  As noted in our preceding comment, please include such disclosure in the Special Factors section of the proxy materials and also consider including similar disclosure in the summary section. Are there specific records a holder must provide the Company? When must such information be provided to assure it is accounted by the Company?

The Special Factors section of the proxy materials have been amended to specifically state the records a shareholder must provide to the Company to establish to the Company’s satisfaction that that shareholder, in fact, holds greater than 825 shares.  This section can be found on pages 8 and 36 of the proxy materials.  In addition, this section makes clear that the materials must be provided to the Company following the shareholders receipt of a letter of transmittal.

8.
We note the first paragraph on page 29 in the “Result” column. Please disclose prominently in the Special Factors and summary section of the proxy materials that holders of Common Stock holding less than 825 shares who do not wish to receive Class A Common Stock in the merger should consider acquiring an appropriate number of shares in the holder's existing record account to reach the 825 share threshold. Please also revise the disclosure both here and in the Special Factors section to clarify with greater specificity the reference to taking such actions “far enough in advance of the Effective Time” (emphasis added).

The Special Factors summary section of the proxy materials has been amended to inform shareholders of their ability to purchase additional shares so that they may retain their existing Common Stock.  In addition, the proxy materials now explain to the shareholders the need to effect these transactions before the special meeting of shareholders so the purchase is reflected on the Company’s stock transfer books at the effective time of the transaction.  These disclosures may be found on pages 8 and 35.

Summary Financial Information, page 10

9.	Please locate the Special Factors section in the front of this section. See Exchange Act Rule 13r-3(e)(1)(ii).

A Special Factors section has been located at the front of the Summary Financial Information section.

Mr. Perry Hindin	Page 5	November 9, 2009

10.	Please consider consolidating the information in this section with the selected historical financial information on page 37 to eliminate repetition.

The Company has chosen to retain the chart under the Summary Financial Information section.

Background and Purpose of the Amendment and Merger Proposal, page 14

11.
It appears that the factors cited in support of the timing of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind the Company's choice to engage in the transaction at this time as opposed to any other time in the Company's public company history. Please refer to Item 1013(c) of Regulation M-A.

The proxy materials have been amended to provide expanded disclosure regarding why the company has chosen to engage in the transaction at this time.  These disclosures may be found on pages 6 and 19.

Effects on Affiliates, page 18

12.
The disclosure references “various effects” on the officers and directors of the Company but only discloses the effect on the percentage of ownership of Common Stock held by such officers and directors. In addition, it does not appear you have disclosed in the Special Factors section the effects of the transaction on all affiliates, as opposed to just the Company's officers and directors. Please revise to include a reasonably detailed discussion of both the detriments and benefits of the transaction to all affiliates, as such term is defined in Exchange Act Rule 13e-3(a)(1).

The proxy materials have been revised to specifically state that both affiliated and unaffiliated shareholders will be treated the same in the transaction.  The effect of such a statement is to show both the affiliated and unaffiliated shareholders will realize the same effects of the transaction.

In addition, the proxy materials have adequately disclosed the effects of the transaction on all affiliates, as opposed to just the Company’s officers and directors.  The proxy materials clearly state those shareholders owning, in the aggregate, less than 825 Company shares at the effective time of the transaction will have their existing Common Stock converted into the right to receive Class A Common Stock.  The Special Factors section and the Summary section adequately set forth both the detriments and benefits of the transaction to shareholders, including affiliated and unaffiliated shareholders.

Mr. Perry Hindin	Page 6	November 9, 2009

Recommendation  of the Board of Directors….page 20

13.
We note the disclosure on the top of page 21 that the board may reject and not implement the Amendment and the Agreement of Merger, even after shareholder approval, if it determines that doing so would be in the best interests of the Company. Disclose how the board will make such determination, including the factors upon which the decision would be based, and how it will provide notice to holders.

The proxy materials have been amended to disclose how the Board would make a determination to abandon the transaction following shareholder approval.  This disclosure includes a discussion of the factors upon which the decision would be based, and how such a decision would be relayed to shareholders.  The amended disclosure is found on page 27.

14.
We note the disclosure in the second bullet point on page 21 regarding Company information that will still be available following the suspension of the reporting requirements, Please expand the disclosure to describe in greater detail such information and the Company's obligation to continue to provide it. Following suspension of the reporting requirements.

Page 27 of the proxy materials has been amended to describe the Company’s obligations to continue to file quarterly call reports and bi-annual bank holding company financial statements, as is required by Federal Banking Law.  In addition, the proxy materials now relate to the Company shareholders that the Board of Directors intends to continue producing an annual report to shareholders, which will contain substantially similar information to the information which is currently contained in the Company’s SEC filings.

15.
The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. We note that the discussion on pages 20 through 22 does not appear to include a discussion of clauses (i), (ii), (iii) and (iv) of Instruction 2 to Item 1014. If the board did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

The proxy materials have been amended to discuss in detail why the transaction does not require approval of at least a majority of unaffiliated shareholders, why the directors have not retained an unaffiliated representative to act on behalf of the unaffiliated shareholders and convey that a majority of the Directors who are not employees of the Company have approved the transaction.  In addition, the proxy materials now explain why the Board did not believe the Company’s current market prices, historical market prices, net book value and liquidation value were a material consideration in deciding the fairness of this transaction.

Mr. Perry Hindin	Page 7	November 9, 2009

16.
Note that if the board has based its fairness determination on the analysis of factors undertaken by others (e.g., the financial advisor), the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. Note however, that to the extent the board did not adopt another person’s discussion and analysis or its financial advisor’s analyses and discussions do not address each of the factors referenced in the preceding comment, the board must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

The proxy materials have been amended to specifically provide that the Company’s Board of Directors expressly adopts Howe Barnes Fairness Opinion and Fairness Report as its own.

17.
On a related note, please also address how the board was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to all shareholders, rather than all shareholders unaffiliated with the Company.

The Company’s Board of Directors requested Howe Barnes to provide a Fairness Opinion and Fairness Report which was applicable to all Company shareholders, including affiliated and unaffiliated shareholders.  The Board requested Howe Barnes to provide this analysis because the Board wanted to assure itself that both affiliated and unaffiliated shareholders were being treated fairly in the transaction.  The Board of Directors was concerned with the fairness of not only the unaffiliated shareholders, but also the affiliated shareholders.

18.
We note the discussion on page 22 regarding the lack of both a separate majority approval from unaffiliated shareholders and an unaffiliated representative. Please explain in the disclosure how the Company determined the transaction to be procedurally fair notwithstanding its decision not to implement these procedural safeguards.

Page 28 of the proxy materials has been amended to explain how the Company determined the transaction to be procedurally fair in light of its decisions not to require a separate majority approval from unaffiliated shareholders or an unaffiliated representative.

Opinion of Financial Advisor, page 23

19.
Based on past telephone conversations with you, we understand that the fairness advisor prepared board books or a similar written presentation summarizing its discussion and analyses leading to its fairness determination.

Mr. Perry Hindin	Page 8	November 9, 2009

All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as exhibits to the Schedule 13E-3. In addition, each presentation, discussion, or report presented by the fairness advisor, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize the discussions referenced in this paragraph. See Items 1015 (b)(6) and 1016(c) of Regulation M-A.

Howe Barnes’ Fairness Opinion and Fairness Report have been included with the proxy materials as Annex C.  In addition, both of these documents have been summarized in the proxy materials.

20.	The Special Factors section is also missing the disclosure required by Item 1015(b)(2) - (5) and (c), including the fee received by the advisor for its services. Please revise accordingly.

The Special Factors section has been revised to include a detailed, plain language discussion of Howe Barnes Fairness Opinion and Fairness Report, including the fee received by the advisors for its services.

21.
The fairness opinion indicates in paragraphs 3 and 4 on page C-2 that, in preparing its fairness opinion, the financial advisor relied on “internally generated reports relating to asset/liability management, asset quality and similar documents,” certain financial forecasts and projections of the Company prepared by management as well as the amount and timing o the cost savings expected to  result from the merger furnished to the advisor by the Company, Please disclose such reports, financial, projections and other infolll1ation in the proxy materials. In doing so, please also disclose (i) the approximate date on which the reports, financial projections and other infolll1ation provided in this section were last updated by management and (ii) the key business and economic assumptions underlying your projections.

The proxy materials have been amended to specifically set forth the documents Howe Barnes viewed in connection with the issuance of its Fairness Opinion.  However, the documents Howe Barnes reviewed contain a number of confidential and proprietary business assumptions and financial forecasts which have not been included in the proxy materials.  These financial assumptions and forecasts include the Bank’s asset growth rate and its expected return on assets over the next five years.  The Company has chosen not to include this information because of its confidential nature.

Mr. Perry Hindin	Page 9	November 9, 2009

22.
We note that page C-4 of the fairness opinion indicates that the fairness advisor’s opinion is “intended solely fur the benefit of the Board of Directors in connection with the matters addressed herein and may not be relied upon by any person or entity, or for any other purpose without [the advisor’s] written consent.” It is not appropriate for the financial advisor to disclaim liability. Please revise to delete this disclaimer.

Howe Barnes Fairness Opinion has been revised to delete the disclaimer of liability contained on page C-4.

Exchange and Payment Procedures, page 30

23.	Please include the form of transmittal materials as an appendix to your proxy statement.

The sample transmittal letter is attached to the proxy materials as Annex E.

Selected Historical Financial Data, page 36

24.
Please confirm your understanding regarding the Company's obligation to provide updated financial information in both the Schedule 13E-3 and proxy materials to reflect, when filed, the Company's Form IO-Q for the fiscal period ending September 30, 2009.

The proxy materials have been updated to include the Company’s September 30, 2009 financial information.

25.
It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed in the proxy materials summarized financial information required by Item 1010(c). Please revise this section to provide the information required by Item 1010(c)(2) through (5) for the same periods specified in Item 1010(a), and if material, pro forma data for such information disclosing the effect of the transaction. See Item 1010(c)(6). To the extent you believe pro forma information is not material, please explain why. We note the statement in Item 13 of the Schedule 13E-3 that ratio of earnings to fixed charges information is not applicable. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Mr. Perry Hindin	Page 10	November 9, 2009

The selected historical financial data has been amended to include the Company’s income from continuing operations share, net income per share, ratio of fixed charges to income and book value per share.

Pro forma financial information is not included in the proxy materials because such information is not material to this transaction.  This transaction will not alter the Company’s total assets, total equity or income profile.  The transaction is simply a reorganization transaction that will not have a material impact on the Company’s business operations.

I have included with this letter a statement from the Company acknowledging their responsibility for the adequacy and accuracy of the disclosure in the filing, the fact that staff comments do not foreclose the Commission from taking any action with respect to the filing and the fact that the Company may not assert staff comments as a defense in any proceeding.

I trust the above has adequately responded to your comments regarding the Company’s amended 13E-3.  As always, please feel free to contact me at (901) 684-2311 or gtuck@gerrish.com if you have questions or need additional information.

Sincerely,

Greyson E. Tuck

Greyson E. Tuck

Attachment

GET:cas

C03201\001\GET

FILING PERSON ACKNOWLEDGEMENT

Citizens Financial Corporation Elkins, West Virginia, hereby acknowledges the following in connection with its response to the Securities and Exchange Commission regarding the filing of its Amended Schedule 13 E-3:

1.	Citizens Financial Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Citizens Financial Corporation recognizes staff comments or changes to the Disclosure and response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	Citizens Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

WITNESS this 5th day of November 2009.

/s/ William T. Johnson, Jr.
William T. Johnson, Jr.
Vice President, Citizens Financial Corporation